Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2020 Incentive Compensation Plan of Lincoln National Corporation of our reports dated February 16, 2023 (except for the effect of the restatement disclosed in Note 1, as to which the date is March 30, 2023, and except for the adoption of ASU No. 2018-12 disclosed in Note 3, as to which the date is May 22, 2023), with respect to the consolidated financial statements and financial statement schedules of Lincoln National Corporation included in its Current Report on Form 8-K dated May 22, 2023, and our report dated March 30, 2023, with respect to the effectiveness of internal control over financial reporting of Lincoln National Corporation included in its Annual Report (Form 10-K/A) for the year ended December 31, 2022, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

May 26, 2023